SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          PATINA OIL & GAS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    703224105
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                                 (CUSIP Number)

                                                    with a copy to:
Teri Freiberg                                       George J. Mazin
Stark Investments                                   Lowenstein, Sandler, Kohl,
1500 West Market Street                               Fisher & Boylan, P.A.
Mequon, WI 53092                                    65 Livingston Avenue
(414) 241-1810                                      Roseland, New Jersey  07068
                                                    (201) 992-8700
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 14, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP NO. 703224105
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1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
   Persons):

   Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13(d)1(f)(1))

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2) Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)                        Not
       (b)                        Applicable

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3) SEC Use Only

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4) Source of Funds (See Instructions):WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e):
                                  Not Applicable

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6) Citizenship or Place of Organization:

                United States

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    Number of              7)  Sole Voting Power:                           0
                               -------------------------------------------------
    Shares Beneficially    8)  Shared Voting Power:                    726,230*
                               -------------------------------------------------
    Owned by
    Each Reporting         9)  Sole Dispositive Power:                       0
                               -------------------------------------------------
    Person   With:       10)   Shared Dispositive Power:               726,230*
                               -------------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                726,230*

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12)  Check  if  the  Aggregate  Amount in Row (11) Excludes Certain Shares (See
     Instructions):
                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                4.38*

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14)  Type of Reporting Person (See Instructions):           IN

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*       Includes:  477,592 shares of the Issuer's  common stock,  par value $.01
        ("Shares") beneficially owned by Reliant Trading upon the conversion of 409,275 shares of the Issuer's preferred stock and conversion of 68,317 of the Issuer's warrants; 21,671 Shares beneficially owned by Shepherd Trading Limited upon the conversion of 21,671 of the Issuer's warrants; and 226,966 Shares beneficially owned by Staro Partners upon the conversion of 191,710 shares of the Issuer's preferred stock and conversion of 35,256 of the Issuer's warrants. See Item 2 and Item 5 for additional details.

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Item 1: Security and Issuer:

This statement relates to the common stock, par value $.01, of Patina Oil & Gas Corporation ("Shares"). The Issuer has principal executive offices located at 1625 Broadway, Suite 2000, Denver, Colorado 80202.

Item 2: Identity and Background

1.
         a)       Name: Brian J. Stark
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

2.
         a)       Name:   Michael A. Roth
         b)       Residence or Business Address: 1500 West Market Street
                                                 Mequon, WI 53092
         c)       Occupation:       Investment Fund Manager
                                    Staro Asset Management, L.L.C.,
                                    Stark & Roth, Inc., Staro Partners
                                    1500 West Market Street
                                    Mequon, WI 53092
         d)       Convictions: none
         e)       Civil Proceedings: none
         f)       Citizenship: United States

3.
         a)       Name: Staro Partners
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

4.
         a)       Name: Reliant Trading
         b)       State of Organization: Wisconsin
         c)       Principal Business: Securities Trading
         d)       Address of principal business: 1500 West Market Street
                                                 Mequon, WI 53092
         e)       Address of Principal Office: same
         f)       Convictions: none
         g)       Civil proceedings: none

5.
         a)       Name: Shepherd Trading Limited
         b)       State of Organization: British Virgin Islands
         c)       Principal Business: Securities Trading
                  Address of principal business: c/o International Fund
                                                 Administration, Ltd.
                                                 48 Par-La Ville Road, Suite 464
                                                 Hamilton, HM 11 Bermuda

         d)       Address of Principal Office: same
         e)       Convictions: none
         f)       Civil proceedings: none

Item 3:  Source and Amount of Funds or Other Consideration

         All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading, upon conversion of the Issuer's preferred stock and warrants, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $3,616,434. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited, upon conversion of the Issuer's preferred stock and warrants, were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $39,049. All funds used by Staro Partners to purchase Shares acquired by Staro Partners, upon conversion of the Issuer's preferred stock and warrants, were obtained from the assets of Staro Partners. The amount of funds used in making the purchase was $1,758,211.

Item 4:  Purpose of Transaction

         The acquisition of the Shares by Reliant Trading, by Shepherd Trading Limited and by Staro Partners are solely for investment purposes. Further acquisitions, sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer

         Based upon the information contained in Patina Oil & Gas Corporation's quarterly report on Form 10-Q for the quarterly period ending September 30, 1997, there were issued and outstanding 16,581,230 Shares (including the Shares owned by the reporting persons upon conversion of the Issuer's preferred stock and warrants). Messrs. Stark and Roth beneficially own 726,230 Shares or 4.38% of the Shares. 477,592 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 477,592 Shares by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading. 21,671 of such Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 21,671 Shares by virtue of their position as investment manager of Shepherd Trading Limited. 226,966 of such Shares are held by Staro Partners. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 226,966 Shares by virtue of their position as the partners of Staro Partners.

         The following Table details the transactions by Reliant Trading, Shepherd Trading Limited and Staro Partners in Patina Oil & Gas Corporation's securities since for the last sixty (60) days: :

                            Shepherd Trading Limited

  Date                  Quantity            Price           Transaction Type

11/14/97                  589               $2.125           Open Mkt. Sale
11/13/97                1,566                2.000           Open Mkt. Sale
11/12/97                  174                2.0625          Open Mkt. Sale
11/11/97                  520                2.250           Open Mkt. Sale
10/30/97                1,731                2.0625          Open Mkt. Sale
10/29/97                2,025                2.25            Open Mkt. Sale
10/28/97                8,655                1.9375          Open Mkt. Sale
10/27/97               13,436                2.500           Open Mkt. Sale
10/16/97                2,385                9.875           Open Mkt. Purchase
10/16/97                8,347                9.875           Open Mkt. Purchase
10/16/97               49,355               32.250           Open Mkt. Sale
10/16/97               49,355               32.250           Open Mkt. Purchase
10/16/97                1,908                2.750           Open Mkt. Sale
10/15/97                8,627               10.194           Open Mkt. Sale
10/15/97                  578                2.750           Open Mkt. Sale
10/15/97               10,591               10.028           Open Mkt. Sale
10/13/97                7,125               10.000           Open Mkt. Sale
10/10/97                5,218               10.000           Open Mkt. Sale
10/09/97                9,198                9.953           Open Mkt. Sale
10/08/97                1,541                9.9375          Open Mkt. Sale
10/06/97                  300               10.000           Open Mkt. Sale
10/03/97                  481                9.9375          Open Mkt. Sale
10/01/97                1,392                9.9375          Open Mkt. Sale


                                 Reliant Trading

  Date                  Quantity             Price           Transaction Type

11/14/97                 1,854               $2.125           Open Mkt. Sale
11/13/97                 4,905                2.000           Open Mkt. Sale
11/12/97                   545                2.0625          Open Mkt. Sale
11/11/97                 1,636                2.250           Open Mkt. Sale
10/30/97                 5,454                2.0625          Open Mkt. Sale
10/29/97                 6,382                2.25            Open Mkt. Sale
10/28/97                27,271                1.9375          Open Mkt. Sale
10/27/97                 6,564                2.500           Open Mkt. Sale
10/16/97                 4,425                9.875           Open Mkt. Purchase
10/16/97                15,488                9.875           Open Mkt. Purchase
10/16/97                 3,540                2.750           Open Mkt. Sale
10/15/97                24,634               10.194           Open Mkt. Sale
10/15/97                 1,650                2.750           Open Mkt. Sale
10/14/97                30,243               10.028           Open Mkt. Sale
10/13/97                20,345               10.000           Open Mkt. Sale
10/10/97                14,902               10.000           Open Mkt. Sale
10/09/97                25,142                9.953           Open Mkt. Sale
10/08/97                 4,398                9.9375          Open Mkt. Sale
10/06/97                   700               10.000           Open Mkt. Sale
10/03/97                 1,375                9.9375          Open Mkt. Sale
10/02/97                 1,480                9.9375          Open Mkt. Sale
10/01/97                   249                9.9375          Open Mkt. Sale
9/24/97                    500                2.2500          Open Mkt. Sale

                                 Staro Partners

  Date                  Quantity             Price           Transaction Type

11/14/97                  957               $2.125           Open Mkt. Sale
11/13/97                2,529                2.000           Open Mkt. Sale
11/12/97                  281                2.0625          Open Mkt. Sale
11/11/97                  844                2.250           Open Mkt. Sale
10/30/97                2,815                2.0625          Open Mkt. Sale
10/29/97                3,293                2.25            Open Mkt. Sale
10/28/97               14,074                1.9375          Open Mkt. Sale
10/16/97                3,190                9.875           Open Mkt. Purchase
10/16/97               11,165                9.875           Open Mkt. Purchase
10/16/97                2,552                2.750           Open Mkt. Sale
10/15/97               11,539               10.194           Open Mkt. Sale
10/15/97                  772                2.750           Open Mkt. Sale
10/14/97               14,166               10.028           Open Mkt. Sale
10/13/97                9,530               10.000           Open Mkt. Sale
10/10/97                6,980               10.000           Open Mkt. Sale
10/09/97               13,160                9.953           Open Mkt. Sale
10/08/97                2,061                9.9375          Open Mkt. Sale
10/03/97                  644                9.9375          Open Mkt. Sale
10/02/97                  220                9.9375          Open Mkt. Sale
10/01/97                  359                9.9375          Open Mkt. Sale

     No other entity controlled by the reporting persons has traded Patina Oil & Gas Corporation securities in the previous sixty (60) days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.




Item 7:  Material to be filed as exhibits.

         Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: December 18, 1997

     The undersigned hereby agree that the Schedule 13D/A with respect to Patina Oil & Gas Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly, pursuant to Rule 13d-1(f)(1).


                                         /s/Brian J. Stark
                                         _________________________
                                         Brian J. Stark



                                         /s/Michael A. Roth
                                         __________________________
                                         Michael A. Roth

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       December 18, 1997


                                       /s/Brian J. Stark
                                       ______________________________
                                       Brian J. Stark


                                       /s/ Michael A. Roth
                                       ______________________________
                                       Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).